Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: DryShips Inc.
Subject Company: OceanFreight Inc.
Commission File No. of OceanFreight Inc.: 001-33416

The following is a financial results report issued by OceanFreight Inc. for the third quarter of 2011.

OceanFreight Inc. Reports Financial Results
for the Third Quarter of 2011

November 2, 2011, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF)(the "Company"), a global provider of marine transportation services, today announced its financial results for the three months ended September 30, 2011.

Financial Highlights

For the three months ended September 30, 2011, the Company reported a Net Loss of $19.2 million, or basic and diluted earnings equal to a loss of $3.23 per share. Included in these results are non-recurring costs associated with the proposed merger with a subsidiary of Dryships Inc. of $20.5 million.

Excluding this non-recurring costs, Net Income for the three months ended September 30, 2011 was $1.3 million, or basic and diluted earnings equal to $0.22 per share.

Third Quarter 2011 Results

For the three months ended September 30, 2011, the Company reported Voyage Revenues of $13.1 million, Operating Loss of $18.3 million and Net Loss of $19.2 million. During the same period, Net cash provided by operating activities was $4.8 million and Adjusted EBITDA was a loss of $7.9 million.  Please see the reconciliation of Adjusted EBITDA to net cash provided by operating activities below.

The Company owns a fleet of eleven vessels, comprised of six drybulk vessels (four Capesize and two Panamaxes) and five under construction Very Large Ore Carriers (VLOC). The fleet has a combined deadweight tonnage of about 1.9 million tons.  During the three months ended September 30, 2011, the Company operated an average of six drybulk vessels that earned an average time charter equivalent rate, or TCE, of $23,287 per day.

Fleet Data

	Three Months Ended September 30,
	2010	2011

Average number of vessels (1)	12	6
Total voyage days for fleet (2)	1,063	534
Total calendar days for fleet (3)	1,104	552
Time charter equivalent rate (TCE) (4)	$22,097	$23,287
Fleet utilization (5)	96.3%	96.7%

(1)
Average number of vessels is the number of vessels that comprised our operating fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off-hire.

(3)	Calendar days are the total days our operating vessels were in our possession for the relevant period including off-hire days.

(4)
Time charter equivalent rate, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(5)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

The following table reflects the calculation of the TCE for the periods then ended:

(Dollars in thousands, except Average Daily results – unaudited)	Three Months Ended September 30,
	2010	2011

Voyage revenue	24,784	13,149
Voyage expenses	(1,295)	(714)
Revenue on a time charter basis	23,489	12,435

Total voyage days for fleet	1,063	534
Time charter equivalent (TCE) rate	$22,097	$23,287

Financial Statements

The following are the Company's Consolidated Statements of Operations for the three months ended September 30, 2010 and 2011:

	Three Months Ended September 30,
(Dollars in thousands, except for share and per share data)
	2010	2011
STATEMENT OF OPERATIONS DATA	(unaudited)	(unaudited)

Voyage revenues	$24,784	$13,149
Loss on forward freight agreements	(124)	-
Gross revenue	24,660	13,149

Voyage expenses	(1,295)	(714)
Vessels operating expenses	(10,113)	(4,575)
Depreciation	(6,979)	(4,162)
General and administrative expenses	(1,415)	(21,417)
Survey and drydocking costs	(448)	(590)
Loss on sale of vessels and vessels held for sale	(63,854)	-
Operating loss	(59,444)	(18,309)

Interest income	6	57
Interest expense and finance costs	(862)	(659)
Loss on derivative instruments	(2,734)	(315)
Net loss	$(63,034)	$(19,226)

Loss per common share, basic and diluted	$(16,32)	$(3,23)

Weighted average number of common shares, basic and diluted (1)	3,863,333	5,946,180

(1)	The weighted average number of common shares gives effect to the 1:20 reverse stock split which took place on July 6, 2011.

The following are the Company's Consolidated Balance Sheets as of December 31, 2010 and September 30, 2011:

(Dollars in thousands, except per share data)
	2010	2011
ASSETS	(audited)	(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$9,549	$11,034
Vessels held for sale	88,274	-
Other current assets	11,931	4,365
Total current assets	109,754	15,399

FIXED ASSETS, NET:
Vessels under construction	46,618	95,329
Vessels, net of accumulated depreciation	311,144	298,908
Other, net of accumulated depreciation	597	418
Total fixed assets, net	358,359	394,655

OTHER NON-CURRENT ASSETS
Restricted cash	5,511	3,011
Other non –current assets	5,239	5,372
Total assets	478,863	418,437

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	82,331	26,524
Other current liabilities	28,980	30,891
Total current liabilities	111,311	57,415

NON –CURRENT LIABILITIES:
Derivative liability, net of current portion	4,875	2,427
Long-term debt, net of current portion	127,441	111,187
Total non-current liabilities	132,316	113,614

STOCKHOLDERS' EQUITY:	235,236	247,408
Total liabilities and stockholders' equity	478,863	418,437

Adjusted EBITDA Reconciliation

The Company considers EBITDA to represent net income before interest, taxes, depreciation and amortization.  Adjusted EBITDA excludes loss on sale of vessels and impairment on vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this earnings release because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following table reconciles Net cash provided by operating activities to EBITDA as adjusted for the effect of the loss from the sale of vessels and impairment loss:

	Three Months Ended September 30,
(amounts in thousands of U.S. dollars)	2010	2011

Net cash provided by operating activities	8,043	4,782
Net increase/(decrease) in operating assets	(8,315)	(597)
Net (increase)/decrease in oper ating liabilities	9,163	(14,412)
Net interest expense (*)	2,764	2,387
Amortization of deferred financing costs included in interest expense	(130)	(71)
Adjusted EBITDA	11,525	(7,911)

(*) Net interest expense includes the realized loss of interest rate swaps included in "Loss on interest rate swaps" in the interim consolidated unaudited statements of operations.

Fleet List

The table below describes our fleet and current employment profile as of the date of this report:

Vessel Name	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery
Drybulk Vessels
M/V Robusto	2006	173,949	Capesize	TC	26,000	Aug-14	Mar-18
M/V Cohiba	2006	174,200	Capesize	TC	26,250	Oct-14	May-18
M/V Montecristo	2005	180,263	Capesize	TC	23,500	May-14	Jan-18
M/V Partagas	2004	173,880	Capesize	TC	27,500	Jul-12	Dec-12
M/V Topeka	2000	74,710	Panamax	TC	15,000	Jan-12	Apr-13
M/V Helena	1999	73,744	Panamax	TC	32,000	May-12	Oct-16

Vessels to be Acquired
Newbuilding VLOC #1 (1)	2012	206,000	Capesize	TC	25,000	Apr-15	Apr-20
Newbuilding VLOC #2 (2)	2012	206,000	Capesize	TC	23,000	Aug -17	Aug -22
Newbuilding VLOC #3 (3)	2012	206,000	Capesize	TC	21,500	Oct-19	Oct-26
Newbuilding VLOC #4	2012	206,000	Capesize	Spot
Newbuilding VLOC #5	2013	206,000	Capesize	Spot

(1)	Upon delivery of the vessel, which is expected in the first quarter of 2012, it is scheduled to commence time charter employment for a minimum period of three years at a gross daily rate of $25,000.

(2)
Upon delivery of the vessel, which is expected in the second quarter of 2012, it is scheduled to commence time charter employment for a minimum period of five years at a gross daily rate of $23,000. In addition, the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate is between $23,000 and $40,000 per day.

(3)
Upon delivery of the vessel, which is expected in the fourth quarter of 2012, it is scheduled to commence time charter employment for a minimum period of seven years at a gross daily rate of $21,500. In addition, the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate is between $21,500 and $38,000 per day.

About OceanFreight Inc.

OceanFreight Inc. is an owner and operator of drybulk vessels that operate worldwide. OceanFreight owns a fleet of eleven vessels, comprised of six drybulk vessels (four Capesize and two Panamaxes) and five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 1.9 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF". Visit our website at www.oceanfreightinc.com.

Filings with the U.S. SEC

Ocean Rig UDW Inc. ("Ocean Rig") plans to file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed merger of OceanFreight Inc. ("OceanFreight") with DryShips Inc. ("DryShips").  The Form F-4 will contain a proxy statement/prospectus and other documents.  OceanFreight plans to mail the proxy statement/prospectus contained in the Form F-4 to its shareholders.  The Form F-4 and proxy statement/prospectus will contain important information about DryShips Inc., Ocean Rig, OceanFreight, the merger and related matters.  Investors and shareholders should read the proxy statement/prospectus and the other documents filed with the U.S. SEC in connection with the merger carefully before they make any decision with respect to the merger.  The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the merger will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the merger will be made available to shareholders, free of charge, by calling, writing or e-mailing:

DryShips contact information:
George Economou
80 Kifissias Avenue
Amaroussion 15125
Athens, Greece
Tel: +011 30 210-80 90-570
Fax: +01130 210 80 90 585
Email:  finance@dryships.com

OceanFreight contact information
Antonis Kandylidis
80 Kifissias Avenue
Athens 15125, Greece
Tel: +30-210-6140283
Fax: +30-210-6140284
Email: management@oceanfreight.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

In addition to the Form F-4 that is expected to be filed by Ocean Rig, the prospectus and the other documents filed with the U.S. SEC in connection with the merger, DryShips and OceanFreight are obligated to file annual reports with, and submit other information to, the U.S. SEC.  You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois.  Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms.  Filings with the U.S. SEC also are available to the public from commercial document–retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about DryShips, Ocean Rig, OceanFreight and the combined businesses of DryShips and OceanFreight after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although DryShips, Ocean Rig and OceanFreight's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OceanFreight securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of DryShips, Ocean Rig and OceanFreight, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by DryShips, Ocean Rig and OceanFreight, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the proxy statement/prospectus included in the registration statement on Form F-4 that Ocean Rig plans to file with the U.S. SEC. Other than as required by applicable law, DryShips, Ocean Rig and OceanFreight do not undertake any obligation to update or revise any forward-looking information or statements.

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